Exhibit 99


       (1) Convention Hotels, Inc. is the General Partner of Concord Associates, L.P. ("Concord Associates"). Empire Resorts, Inc. ("Empire"), Empire Resorts Holdings, Inc., Empire Resorts Sub, Inc., Concord Associates L.P. and Sullivan Resorts, LLC ("Sullivan Resorts") entered into an Agreement and Plan of Merger and Contribution, dated as of March 3, 2005 (the "Merger Agreement"). In connection with the Merger Agreement, Empire granted Concord Associates the option to purchase 5,188,913 shares of Common Stock at a price of $7.50 per share (the "Option") pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord Associates (the "Stock Option Agreement"), as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire and Concord Associates ("Amendment No. 1"). The Option was exercisable by Concord Associates if the Merger Agreement was terminated under certain circumstances (the "Exercise Events"). One of the occurrences which would have made the Option exercisable was the failure of Empire for any reason to submit the transactions contemplated by the Merger Agreement to its shareholders for their approval by August 20, 2005 (other than as a result of delays in the SEC review process). Empire failed to submit the transactions contemplated by the Merger Agreement to its shareholders for their approval by August 20, 2005 and therefore, the Option may have been exercised by Concord Associates at any time and from time to time following the termination of the Merger Agreement until the earliest to have occurred of (i) the consummation of the transactions contemplated in the Merger Agreement, (ii) the date which is 180 days after the receipt by Concord Associates of written notice from Empire of the occurrence of an Exercise Event, and (iii) November 12, 2007. Pursuant to the letter agreement, dated as of December 30, 2005 by and between Empire, Concord Associates and Sullivan Resorts (the "Letter Agreement"), (i) the Merger Agreement was terminated and (ii) the Option was amended by extending the expiration date of the Option to December 29, 2006. Pursuant to Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire and Concord Associates ("Amendment No. 3"), (i) the number of shares of Common Stock subject to the Option was reduced to 3,500,000, (ii) Concord Associates has elected to exercise the Option in part with respect to 2,500,000 shares of Common Stock for aggregate consideration of $18,750.000 and will close on such purchase no later than January 31, 2007, and
(iii) the expiration date of the remaining 1,000,000 shares of Common Stock subject to the Option was further extended to December 27, 2007.

        (2) As a result of Amendment No. 3, the total number of shares of Common Stock subject to the Option is now 1,000,000 in the aggregate.